[redacted]

13025343

SECURITIES AND EXCHANGE COMMISSION

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AUG 26 2013
WASH. D.C.
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SEC FILE NUMBER
8- ~~51073~~ 21979

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DFP Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Pennsylvania Parkway, Suite 155
(No. and Street)

Indianapolis (City) Indiana (State) 46280 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garry B. Lindboe (317) 573-5257
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 9/3

8/27/13

9/3/13

OATH OR AFFIRMATION

I, Garry B. Lindboe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DFP Equities, Inc., as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public

NANCY MALDONADO
NOTARY PUBLIC
SEAL
STATE OF INDIANA
MY COMMISSION EXP. MARCH 7, 2015

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DFP Equities, Inc.

Financial Report

June 30, 2013

Kohlenbrink Lawrence & Panickner
Certified Public Accountants

DFP Equities, Inc.

Financial Report

June 30, 2013

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
DFP Equities, Inc.

Independent Auditor's Report

We have audited the accompanying financial statements of DFP Equities, Inc., which comprise the balance sheets as of June 30, 2013 and 2012, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ATIS, Inc. as of June 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
August 15, 2013

DFP Equities, Inc.

Statement of Financial Condition

Assets		June 30, 2013		June 30, 2012
Cash and cash equivalents	$	10,497	$	10,712
Commissions receivable	$	7,873	$	7,700
Total Assets	$	18,370	$	18,412
Liabilities and Shareholders' Equity				
Liabilities				
Commissions payable	$	7,873	$	7,700
Shareholders' Equity				
Capital Stock, 1000 shares authorized, 120 issued and outstanding	$	6,000	$	6,000
Additional Paid-in-Capital	$	5,982	$	5,982
Retained earnings	$	(1,485)	$	(1,270)
Total Shareholders' Equity	$	10,497	$	10,712
Total Liabilities and Shareholders' Equity	$	18,370	$	18,412

The accompanying notes are an integral part of these financial statements

DFP Equities, Inc.

Statement of Income
For the Years Ended

	June 30, 2013	June 30, 2012
Revenues		
Commissions	$ 95,382	$ 104,307
Interest	1	2
Total revenues	95,383	104,309
Operating Expenses		
Sales commissions	89,936	98,597
Professional fees	3,035	3,625
Licensing fees and insurance	2,437	1,367
Other	127	54
Total operating expenses	95,535	103,643
Net Income (Loss) Before Income Taxes	(152)	666
Income Tax (Benefit)	63	100
Net income (loss)	$ (215)	$ 566

The accompanying notes are an integral part of these financial statements

DFP Equities, Inc.

Statement of Shareholders' Equity

	Common Stock		Additional Paid-in-Capital		Retained Earnings	
Balance, June 30, 2012	$	6,000	$	5,982	$	(1,270)
Net income						(215)
Balance, June 30, 2013	$	6,000	$	5,982	$	(1,485)

The accompanying notes are an integral part of these financial statements

DFP Equities, Inc.

Statement of Cash Flows
For the Years Ended

	June 30 2013	June 30 2012
Operating Activities		
Net income (loss)	$ (215)	$ 566
Adjustments to reconcile income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	(173)	(700)
Deferred tax asset	-	100
Commissions payable	173	700
Net Cash Provided by (Used in) Operating Activities	(215)	666
Increase (Decrease) in Cash and Cash Equivalents	(215)	666
Cash and Cash Equivalents at Beginning of Year	10,712	10,046
Cash and Cash Equivalents at End of Year	$ 10,497	$ 10,712

The accompanying notes are an integral part of these financial statements.

DFP Equities, Inc.

Notes to Financial Statements
June 30, 2013

Note 1 - Significant Accounting Policies

Description of Business
DFP Equities, Inc. is a limited-purpose, registered broker and dealer. As a securities broker and dealer, the Company is engaged as a wholesaler of variable life insurance products, annuities and mutual funds. Most revenues are produced in central Indiana.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Revenues are recognized based on the transaction date of customer investments regardless of when cash is received.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Commissions Receivable
Management considers commissions receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest or income taxes during the years ended in 2013 or 2012.

Note 2 - Income Taxes

Tax years prior to 2009 are no longer subject to tax examinations by federal and Indiana tax jurisdictions.

Note 2 - Income Taxes (Continued)

An allocation of current and deferred income taxes is as follows:

	2013	2012
Current State	$ 6	$ -0-
Current Federal	57	-0-
Deferred State	-0-	-0-
Deferred Federal	-0-	100
	$ 63	$ 100

Note 3 - Related Party Transactions

The Company has an expense sharing agreement with an affiliated company, which is related by common ownership. Under the terms of the agreement, the affiliated company has agreed to make available certain facilities and provide for performance of certain administrative and clerical services as well as pay for certain general and administrative expenses that are incurred by the Company. Commissions of $0 and $6,224 were paid to the affiliated company during the year ended June 30, 2013 and 2012 respectively.

Note 4 - Concentrations

All of the Company's commission revenues resulted from only six companies. Income from two of these companies accounted for approximately 93% of gross revenues in 2013.

Note 5 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On June 30, 2013, the Company had net capital of $10,357, which was $5,357 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 76.0%.

Note 6 - Control Requirements

There are no amounts, as of June 30, 2013, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(1) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the June 30, 2013 unaudited Focus report and this report.

DFP Equities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
June 30, 2013

Net Capital		
Shareholders' equity	$	10,497
Less nonallowable assets		140
Net capital before haircuts on security position		10,357
Haircuts on securities		-
Net capital	$	10,357
Aggregate Indebtedness	$	7,873
Net capital required based on aggregate indebtedness	$	525
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	5,000
Excess Net Capital	$	5,357
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$	4,357
Percentage of Aggregate Indebtedness to Net Capital		76.0%

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
DFP Equities, Inc.

In planning and performing our audit of the financial statements of DFP Equities, Inc., as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
August 15, 2013